SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

EuroWeb International Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

298801408

(CUSIP Number)

Cees J. Boogaerdt

Koninklijke KPN N.V.

Maanplein 55

2516 CK, The Hague

The Netherlands

+31 70 446 02 59

COPY TO:

Eric S. Shube, Esq.

Allen & Overy

1221 Avenue of the Americas

New York, New York 10020

+1-212-610-6300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

Page 1 of 8 pages

CUSIP No. 298801408

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Koninklijke KPN N.V.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 2,685,064* 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 2,685,064*

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11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,685,064

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.69%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	See Note on page 5.
**	See Note on page 5.

Page 3 of 8 pages

CUSIP No. 298801408

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KPN Telecom B.V.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 8. SHARED VOTING POWER 2,685,064* 9. SOLE DISPOSITIVE POWER 0 10. SHARED DISPOSITIVE POWER 2,685,064*

Page 4 of 8 pages

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,685,064*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.69%**

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Giving effect to the dispositions reported in this filing, KPN Telecom B.V. (“KPN Telecom”) holds 2,369,064 shares of common stock of EuroWeb International Corp. (“EuroWeb”). Beneficial ownership of 2,685,064 shares reported hereunder is so being reported solely as a result of an option agreement dated as of November 19,1999 (and amended and restated on December 13, 1999) between KPN Telecom and EuroWeb (the “Option Agreement”), which provided for the grant to KPN Telecom of options to purchase such number of shares of EuroWeb common stock as are issuable upon exercise of options and warrants to third parties outstanding as of November 19, 1999 on such terms as may be necessary to ensure that KPN Telecom may maintain ownership of a majority interest of the issued and outstanding shares of EuroWeb common stock.

Based on publicly available information, of the total number of third party options and warrants outstanding as of November 19, 1999, options and warrants for 316,000 shares are believed to remain outstanding. Because KPN Telecom cannot exercise its options to purchase shares under the Option Agreement unless and until such options or warrants are exercised by third parties, KPN Telecom expressly disclaims beneficial ownership of all such shares.

** According to publicly available information, as of June 30, 2003 EuroWeb had 4,665,332 shares issued and outstanding. The stated percentage assumes that the 316,000 third party options and warrants referred to in the preceding paragraph and all resulting KPN Telecom options were exercised.

Page 5 of 8 pages

This Statement relates to the Schedule 13D, dated February 24, 2000, with respect to the common stock, par value $.001 per share (the “Shares”), of EuroWeb International Corp., a Delaware corporation (“EuroWeb”), as amended by amendments to the Schedule 13D dated February 20, 2002, March 4, 2002, March 12, 2002, March 20, 2002, March 28, 2002, April 4, 2002, April 5, 2002, April 23, 2002, August 5, 2003 and September 23, 2003 filed on behalf of Koninklijke KPN N.V. (“KPN”), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V. (“KPN Telecom”), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN.

Item 1 is hereby amended by deleting the phrase “, whose principal executive office is located at 445 Park Avenue, New York, New York 10022” and adding the following:

ITEM 1.     SECURITY AND ISSUER

The principal executive office of EuroWeb is located at 1122 Budapest, Varosmajor utca 13. Hungary.

Item 4 is hereby amended by adding the following:

ITEM 4.    PURPOSE OF TRANSACTION

In accordance with our stated intention to sell in the open market pursuant to Rule 144 the Shares shown on the Form 144 filed by KPN, from September 30, 2003 through October 2, 2003 KPN sold 91,950 Shares in open market transactions pursuant to Rule 144, and KPN expects to continue to do so.

Item 5 is hereby amended by adding the following:

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a), (b) According to publicly available information, as of June 30, 2003 EuroWeb had 4,665,332 Shares issued and outstanding. After giving effect to the dispositions described in clause (c) below, as of the close of business on October 2, 2003, KPN and KPN Telecom were beneficial owners of 2,685,064 Shares (which number includes 316,000 Shares issuable upon the exercise of options) or 50.69% of the issued and outstanding Shares (assuming that third party options and warrants for 316,000 Shares were exercised and KPN exercised its right to preserve its ownership interest by exercising an equal number of options). These Shares are owned directly by KPN Telecom, which is a wholly owned subsidiary of KPN. KPN is indirect beneficial owner of the Shares. KPN and KPN Telecom have shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition with respect to the Shares.

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(c) During the 60 days prior to October 3, 2003, KPN and KPN Telecom engaged in the transactions in the Shares set forth below. Each such transaction was a disposition effected in the open market pursuant to Rule 144 on The NASDAQ SmallCap Market.

Date of Transaction	Amount of Securities	Price Per Share

09/30/03	400	$4.35
09/30/03	1,000	$4.32
09/30/03	1,800	$4.30
10/01/03	2,500	$4.31
10/01/03	9,000	$4.30
10/01/03	3,500	$4.25
10/01/03	6,150	$4.21
10/01/03	12,100	$4.20
10/01/03	7,700	$4.19
10/01/03	100	$4.17
10/01/03	5,600	$4.16
10/01/03	3,350	$4.15
10/02/03	500	$4.24
10/02/03	100	$4.23
10/02/03	7,700	$4.22
10/02/03	500	$4.21
10/02/03	18,900	$4.20
10/02/03	2,300	$4.18
10/02/03	350	$4.16
10/02/03	1,050	$4.15
10/02/03	1,050	$4.13
10/02/03	2,000	$4.11
10/02/03	100	$4.10
10/02/03	2,400	$4.05
10/02/03	1,800	$4.00

Item 7 is hereby amended by adding the following:

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

Exhibit I    Power of Attorney dated August 26, 2003

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of October 3, 2003 that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.

By:	/s/ MR. C.J. BOOGAERDT

Name: Mr. C.J. Boogaerdt Title: Deputy Treasurer

KPN TELECOM B.V.

By:	KONINKLIJKE KPN N.V., its sole Director

	By:	/s/ MR. C.J. BOOGAERDT

Name: Mr. C.J. Boogaerdt Title: Deputy Treasurer

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